Contact

www.linkedin.com/in/lukepelullo
(LinkedIn)

Top Skills

Strategic Partnerships
Management
Sales

Luke Pelullo

Co-Founder & COO at Arro
Los Angeles, California, United States

Experience

Arro
Co-Founder & COO
July 2021 - Present (3 years 6 months)
Los Angeles, California, United States

Hyperloop Transportation Technologies, Inc.
Head of Global Operations
June 2017 - July 2021 (4 years 2 months)
Greater Los Angeles Area

Virtual Piggy
5 years 4 months

VP, Business Development
December 2015 - June 2017 (1 year 7 months)
Greater Los Angeles Area

Virtual Piggy, Inc. is the first e-commerce solution that enables kids, teens,
and young adults to manage and spend money within a parent-controlled
environment. The technology company delivers a payment platform designed
for the Under 21 age group in the global online market, and also enables
online businesses the ability to function in a manner consistent with the
Children's Online Privacy Protection Act ("COPPA") and similar international
children's privacy laws. Virtual Piggy enables the Under 21 audience to play,
transact and socialize in a secure online environment guided by parental
permission, oversight and control.

Director of Business Development
March 2012 - December 2015 (3 years 10 months)
Greater Los Angeles Area

Punditt.co
Co-Founder
January 2013 - February 2015 (2 years 2 months)
Greater Los Angeles Area

Deutsche Bank

Analyst

September 2011 - March 2012 (7 months)

Greater New York City Area

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Education

Lehigh University

Bachelor's degree, Finance, Economics

Chestnut Hill Academy